UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from ___________________ to ______________________

Commission File Number: 001-31277

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBU Bank Incentive Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Partners Trust Financial Group, Inc.

233 Genesee Street

Utica, New York 13501

REQUIRED INFORMATION

			Page
Report of Independent Registered Public Accounting Firm			1

Financial Statements:

	Statements of Net Assets Available for Benefits		2
	Statements of Changes in Net Assets Available for Benefits		3
	Notes to Financial Statements		4

Supplemental Schedule:

	Schedule H, Line 4i - Schedule of Assets Held at End of Year		9

Exhibits:

	Exhibit 23	Consent of Independent Registered Public Accounting Firm
	Exhibit 32.1	Written Statement of Plan Administrator (Chief Executive Officer
		Equivalent of Plan) Pursuant to Section 906 of the Sarbanes-Oxley
		Act of 2002
	Exhibit 32.2	Written Statement of Chief Financial Officer of SBU Bank (Chief
		Financial Officer Equivalent of Plan) Pursuant to Section 906 of the
		Sarbanes-Oxley Act of 2002

SBU BANK
INCENTIVE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public
Accounting Firm Thereon)

SBU BANK
INCENTIVE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

Table of Contents

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets Held at End of Year 9

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the
SBU Bank Incentive Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the SBU Bank Incentive Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Albany, New York
May 13, 2004
SBU BANK
INCENTIVE SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
Assets	2003	2002
Investments in mutual funds, at fair value (note 3)	$7,161,557	$5,293,123
Investment in Partners Trust Financial Group, Inc. common
stock, at fair value (note 3)	6,356,096	2,686,420
Loans to participants (note 4)	242,982	248,460
Total assets	13,760,635	8,228,003
Liabilities
Amounts due for pending investment purchases	9,210	13,645
Net assets available for benefits	$13,751,425	$8,214,358
See accompanying notes to financial statements.

SBU BANK
INCENTIVE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2003 and 2002
	2003	2002
Additions (deductions) to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$4,357,632	$(148,246)
Dividends on common stock	62,201	16,158
Interest	13,868	14,603
	4,433,701	(117,485)
Contributions:
Employee	1,253,028	727,544
Employer	289,686	195,572
	1,542,714	923,116
Total additions	5,976,415	805,631
Deductions from net assets attributed to:
Benefits and withdrawals paid to participants	(439,348)	(279,456)
Net additions	5,537,067	526,175
Net assets available for benefits, beginning of year	8,214,358	7,688,183
Net assets available for benefits, end of year	$13,751,425	$8,214,358
See accompanying notes to financial statements.

SBU BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements included herein have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Investments

The Plan's investments are stated at fair value. The value of the assets held in each mutual fund are determined by quoted market price, where available, or estimated by the officers of the mutual fund using methods and procedures reviewed and approved by the Trustees of the RSI Retirement Trust. The value of shares of partners Trust Financial Group, Inc. (Partners Trust) common stock is determined by reference to quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Investment transactions are recorded on a trade date basis.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, disclosure of contingent assets and liabilities at the date of the financial statements, the reported amount of increases and decreases in net assets available for benefits during the reporting period, and the fair value of investments. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan provides for various investment options, including common stocks, fixed income and equity mutual funds, and other securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(2) Description of the Plan

The following description of the SBU Bank Incentive Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description or the Plan document for more complete information regarding the Plan's provisions.

SBU BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(a) General

The Plan is a participant-directed 401(k) plan covering all employees of the plan sponsor, SBU Bank (the Bank), and its subsidiaries who have completed one year of service (subject to a 1,000 hour minimum service requirement) and have attained age 21 (see also note 2(h)). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Costs of Plan administration are paid by the Plan or by the Bank at its discretion.

(b) Contributions

Each year, participants may contribute up to 15% of their pre-tax and 5% of their after-tax compensation, as defined in the Plan. The Bank matches participants' pre-tax contributions in the following manner: (a) 100% of the first 2% of a participant's pre-tax compensation contributed and (b) 50% of the participant's contribution between 2% and 4% of their pre-tax compensation. Participants' contributions are subject to certain limitations.

(c) Participants' Accounts

Participants' accounts are credited with the participants' contributions, the Bank's matching contributions, and the increase or decrease in value of the investment options selected.

(d) Vesting

The following vesting schedule for employer matching contributions applies to the Plan (see also note 2(h)):

Vested
Years of service	percentage
1	20%
2	40%
3	60%
4	80%
5	100%

(e) Payment of Benefits

Upon normal or early retirement, death or disability or severance from service, participants' benefits are paid in a lump-sum payment or distributed in installments on an annuity basis.

(f) Forfeited Accounts

Prior to April 1, 2001, forfeitures were allocated to participants' accounts on the last day of the Plan year. Commencing April 1, 2001, forfeitures are applied to reduce the amount of subsequent employer matching contributions otherwise required to be made.

SBU BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

At December 31, 2003 and 2002, forfeited nonvested accounts totaled approximately $0 and $1,600, respectively. During 2003 and 2002, forfeitures of approximately $4,056 and $43,000, respectively, were used to reduce the required amount of employer matching contributions.

(g) Inactive Accounts

Inactive accounts for participants who have terminated from the Plan, but for which disbursement has not been made, approximated $1,030,048 and $969,000 as of December 31, 2003 and 2002, respectively.

(h) Eligibility and Vesting Related to Former Herkimer county Trust Company Employees

Effective December 27, 2002, the Bank acquired Herkimer County Trust Company (Herkimer). In connection with the acquisition, with respect to an employee formerly employed by Herkimer and who became an employee of the Bank on or after October 1, 2002, former employment with Herkimer shall be deemed employment with the Bank for purposes of determining eligibility to participate and vested service under the Plan.

(3) Investments

The following table presents the fair value of the Plan's investments as of December 31, 2003 and 2002:
Description of investment	2003		2002
Investments in mutual funds managed by RSI Retirement
Trust or RSGroup Trust Company:
Core Equity Fund	$870,605	*	$645,694	*
Emerging Growth Equity Fund	369,237		239,326
Value Equity Fund	1,103,421	*	789,917	*
Actively Managed Bond Fund	596,609		549,722	*
Aggessive Asset Allocation	1,133,448	*	840,197	*
Moderal Asset Allocation	678,227		495,124	*
Conservative Asset Allocation	363,761		261,755
Stable Value Fund	942,431	*	774,242	*
	6,057,739		4,595,977
Investments in other mutual funds:
Alger MidCap Growth Fund	263,904		194,097
Alger LargeCap Growth Fund	132,917		94,505
American Century International Growth Fund	129,137		101,307
Neuberger & Berman Genesis Trust Fund	548,392		291,685
Federated Prime Obligations Fund	29,468		15,552
	1,103,818		697,146
Total investments in mutual funds	$7,161,557		$5,293,123
Investment in common stock:
Partners Trust Financial Group, Inc.	$6,356,096	*	$2,686,420	*

* Denotes an investment that represents 5% or more of the Plan's net assets at December 31, 2003 or 2002, respectively.

SBU BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

During 2003 and 2002, the Plan's investments appreciated (depreciated) in value (including realized gains and losses on investments bought and sold, as well as held during the year) as follows:

	2003	2002
Investments in mutual funds managed by RSI Retirement
Trust or RSGroup Trust Company	$3,832,070	$(888,624)
Investments in other mutual funds	260,515	(182,405)
Investments in common stock	265,047	922,783
Total	$4,357,632	$(148,246)

(4) Loans to Participants

Participants may borrow from their accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. All loans shall be for a fixed term of not more than five years, except that a loan which shall be used to acquire any dwelling which within a reasonable time is to be used as a principal residence of the borrower, may, at the discretion of the partners Trust Employee Benefit Committee (the Committee), be made for a term as determined by the Committee, based on maturity dates quoted at local commercial banks. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 1%, as determined by the prime rate published in the Wall Street Journal on the first day of the month in the month of the borrowing. The range of interest rates on the loans outstanding at December 31, 2003 and 2002 was 5.00% to 5.75% and 5.25% to 14.25%, respectively. Only one loan is permitted at a time.

(5) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by RSI Retirement Trust and RSGroup Trust Company. RSI Retirement Trust and RSGroup Trust Company are related entities with Retirement System Group, Inc. RSGroup Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Investments in these mutual funds represented approximately 44% and 56% of the Plan's net assets available for benefits at December 31, 2003 and 2002, respectively. RSGroup Trust Company also serves as the recordkeeper for the Plan.

Certain Plan investments are shares of partners Trust common stock. The Bank is a wholly-owned subsidiary of Partners Trust, and, therefore, these transactions qualify as party-in-interest transactions. The investment in Partners Trust common stock represented approximately 46% and 33% of the Plan's net assets available for benefits at December 31, 2003 and 2002, respectively.

(6) Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue contributions at any time and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts.

SBU BANK
INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(7) Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated April 30, 2001, that the Plan is qualified and the related trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(8) Subsequent Event

On December 24, 2003, partners Trust announced plans to merge with BSB Bancorp, Inc. the merger, which will include the merger of the Bank and BSB Bank & Trust Company, a wholly owned subsidiary of BSB Bancorp, Inc., is expected to close during the third quarter of 2004. During April 2004, it was determined that in connection with the merger, the BSB Bank & Trust Company 401(k) Savings Plan will be merged with and into the Plan during 2004.

SBU BANK
INCENTIVE SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets Held at End of Year
December 31, 2003
	Identity of issue	Description of investment	Current value
*	RSI Retirement Trust	Core Equity Fund - 11,225 units	$870,605
*	RSI Retirement Trust	Emerging Growth Equity Fund - 5,186 units	369,237
*	RSI Retirement Trust	Value Equity Fund - 13,009 units	1,103,421
*	RSI Retirement Trust	Actively Managed Bond Fund - 11,791 units	596,609
*	RSGroup Trust Company	Aggressive Asset Allocation - 101,509 units	1,133,448
*	RSGroup Trust Company	Moderate Asset Allocation - 58,367 units	678,227
*	RSGroup Trust Company	Conservative Asset Allocation - 29,883 units	363,761
*	RSGroup Trust Company	Stable Value Fund - 29,597 units	942,431
	Alger	MidCap Growth Fund - 17,271 units	263,904
	Alger	LargeCap Growth Fund - 11,804 units	132,917
	American Century	International Growth Fund - 16,264 units	129,137
	Neuberger & Berman	Genesis Trust Fund - 14,809 units	548,392
*	Partners Trust Financial Group, Inc.	Common stock - 186,944 shares	6,356,096
	Federated	Prime Obligations Fund - 29,468 units	29,468
	Loans to participants	5.25% to 5.75%	242,982
			$13,760,635
* Indicates a party-in-interest as defined in the Employee Retirement Income Security Act of 1974.
	See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SBU Bank Incentive Savings Plan

Date: June 28, 2004 By: /s/ Sandra A. Wilczynski

Sandra A. Wilczynski

Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Independent Registered Public Accounting Firm

32.1	Written Statement of Plan Administrator (Chief Executive Officer Equivalent of Plan)
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Written Statement of Chief Financial Officer of SBU Bank (Chief Financial Officer
Equivalent of Plan) Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002